MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

MERIDIAN • FUND INCORPORATED

MEIFX

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Meridian Equity Income Fund® is a no load, diversified mutual fund and began operations on January 31, 2005. The primary objective of the fund is to seek long-term growth of capital and income. Meridian Equity Income invests primarily in equities of companies that pay dividends or interest, have the potential for capital appreciation and which the Investment Adviser believes may have the capacity to raise dividends in the future. Richard F. Aster, Jr. has managed the fund since its inception.

Meridian Equity Income Fund featured in Hannah Hsu's "Dividends Galore" - *Louis Rukeyser's Mutual Funds July 2010*

MERIDIAN EQUITY INCOME FUND VERSUS S&P 500
ANNUALIZED PERFORMANCE
(Period ending December 31, 2010)


1 year
5 years
16.63%
15.06%
3.47%
2.29%
Meridian Equity Income
S&P 500

Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

For the most recent performance, please call our shareholder services at 800-446-6662

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Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.

^^frg Meridian meridian growth fund versus s&psoo -*^ Growth Fund is a annualized performance incorporated* n0 |oacj diversified {Period ending December 31,2010) mutual fund and began 1 ?ear S years 10 years MPRnv operations on August 1, MtKUA 1984. The primary 3j.36% objective of the fund Is iillllfc f; Pro*p8ciu^SAi . . to seek long-term r.’gffl ^y^!*’!??”-?”’’ growth of capital. — 9 C Fund Advisor Meridian Growth invests fl ^iii..ij.i»wii«imi»ii«iii«iii >’ primarily in growth 3H C^nan^ Reports”: stocks, including those j«,,££! ItamimnnMimimaiF-’ with small and medium .^t..,« FlipiS^^ sized market values- —SI II JSL ssfpsa tn” ‘;- •-, • ‘— Richard F. Aster, Jr. has ‘-jHi ‘9 \ -^k ^SH I ‘Toplo’SectarT^ iTsTnTtio^ ^ ^^ 91 I ^B”^ i 8-1-— [ Open an Accnun! k-’;“J,,’.,”;:- •:’”.”’ :r~""^ (fj7__.....__.__ Meridian Growth Fund’s L .’P“6” “: BO I Richard Aster included | wm MBri<ijinGrimlh in ^olyn Bigda’s “Top ,,,,,,, Picks From Top Pros — I — Money Magazine Investor’s Guide for 2011 January/February past performance is not predictive of future performance. The graph 2011 and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset M ‘H1 r Hn p H1 value, investment return and principal value will fluctuate, so shares, Meridian urowtn Fund S when redeemed, may be worth more or less than their original cost. Richard Aster included Current performance may be lower or higher than the performance data in Murray Coleman’s “3 quoted. Top-Ranked Funds Led For the most recent perf0rmance, please call our shareholder services By Long-Tenured at 800-446-6662 Managers” - BARRON’S December 2010 Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinney’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year” — Morningstar December 2010 Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge” -Investor’s Business Daily November 2010 Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid

Cap Fund Gold Award for 2010, Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian .. . ... _ Growth” by.Andrew Tanzer - Kiplinger’s Personal Finance August 2010 Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE -Louis Rukeyser’s Mutual Funds June 2010 Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” — Kiplinger.com May 2010 Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” — Money Magazine February 2010 Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE...”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” -Kiplinger’s Personal Finance September 2009 Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” — Dow Jones Newswires September 2009 Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” — Louis Rukeyser’s Mutual Funds June 2009 Meridian Growth Fund ranked #6 in SmartMoney Magazine’s

Meridian Growth Fund covered in Louis Rukeyser's Mutual Funds "Prime Meridian" - *Louis Rukeyser's Mutual Funds June 2009*

Meridian Growth Fund ranked #6 in SmartMoney Magazine's "100 Best Time-Tested Funds" - *SmartMoney Magazine January 2009*

The 2007 Wall Street Transcript interview with Richard Aster

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Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.
MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

MVALX

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Meridian Value Fund is a no-load, diversified mutual fund, and began operations on February 10, 1994. The primary objective of the fund is to seek long-term growth of capital. Meridian Value invests primarily in equities of companies which are, we believe, undervalued in relation to the company's long-term earning power or asset value, or the stock market in general. This may include companies which have suffered earnings declines but which are, we believe, positioned to resume long-term growth. Investments include equities across all market capitalizations and industry groups. Richard F. Aster, Jr., the fund's founder, heads up an investment team which includes Jamie England, Larry Cordisco and Jim O'Connor.

Meridian Value Fund ranked #2 in Forbes Magazine's Mutual Funds '09 "The Honor Roll" - *Forbes Magazine February 2009*

Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008.

The 2008 Wall Street Transcript interview with James England

MERIDIAN VALUE FUND VERSUS S&P 500

ANNUALIZED PERFORMANCE

(Period ending December 31, 2010)


1 year
5 years
10 years
18.23%
15.06%
4.55%
2.29%
6.79%
1.41%
Meridian Value
S&P 500

Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

For the most recent performance, please call our shareholder services at 800-446-6662

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.

I if II r« Welcome to the Meridian Funds Daily Prices ...—TL.. . .._ _ i»coR*>*Ann>< ^eridian Fund’ Inc has been runJnin9 mutua’ fund= , 1UERDX \ I“MHFX for over twenty years. The Meridian Growth Fund Sii^iiiiiJ ImmmmmmmJi ^_____,,_.... started in 1984, the Meridian Value Fund in-1994, -~.’-:r—yx-frr^:\ f rnveslnwnt Philosophy and our newest, the Meridian Equity Income Fund, .- : MVAU( • J *™ll!L’J^l!f;^!i!ilLINI.’’ on January 31, 2005. ‘ ™:; :v—:-r , Open an Account ~?T5™!?“1“1)’™1!’™1"' We believe our Investment Philosophy is a wise r Shareholder Services way to invest. , «MMniHnii^iMniniinw^ v. Sign; UpFor Smell Alert* ^J pinvJcy’poii^"'™"' Please take a moment to find out more about our kmmmmmiimmmmmr firm and our funds, and why you should consider f^r^sfiwnWi^^ ‘• making Meridian Funds part of your investment ^ Trading Policy portfolio. ‘ Disclosure of i Portfolio Holdings _ .. _, *’ ‘jl’Jj-Jl.-j-ii’i.- '' In tne News &:.i>>;-.Pro^ Vciiniir.’*;’: mmmmmm^’ Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top fT ‘w^nfenri’sirori “ ''' Pros” — Money Magazine Investor’s Guide for 2011 January/February 2011 Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” — BARRON’S December 2010 Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinney’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year” -Morningstar December 2010 Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge” — Investor’s Business Daily November 2010 Meridian Growth Fund is the recipient of the Standard &. Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010. Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer — Kiplinger’s Personal Finance August 2010 Meridian Equity Income Fund featured in Hannah Hsu’s “Dividends Galore” — Louis Rukeyser’s Mutual Funds July 2010 Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE — Louis Rukeyser’s Mutual Funds June 2010 Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” — Kiplinger.com May 2010 Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through Thick and Thin” — Money Magazine February 2010 2009 Income and Capital Gain Distributions Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE...”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” — Kiplinger’s Personal Finance September 2009 Mj=riHi^n f^rnwhh Ftinrf m^nfririn^H in Dniw lnnpc W^iwciA/ir^c “MprMisn f^rnwth Fund

Meridian Growth Fund mentioned in Dow Jones Newswires "Meridian Growth Fund Goes Against The Tide" - *Dow Jones Newswires September 2009*

Meridian Growth Fund covered in Louis Rukeyser's Mutual Funds "Prime Meridian" - *Louis Rukeyser's Mutual Funds June 2009*

Meridian Value Fund ranked #2 in Forbes Magazine's Mutual Funds '09 "The Honor Roll" - *Forbes Magazine February 2009*

Meridian Growth Fund ranked #6 in SmartMoney Magazine's "100 Best Time-Tested Funds" - *SmartMoney Magazine January 2009*

Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008.

The 2008 Wall Street Transcript interview with James England

The 2007 Wall Street Transcript interview with Richard Aster

Meridian Growth Fund's Rick Aster is profiled in Investor Relations Magazine's "Consistency King" - *IR Magazine September 2007*

Meridian Growth Fund included in Kiplinger's Mutual Funds 2007 Magazine's "15 funds we love" - *Kiplinger's Mutual Funds 2007 Magazine Spring 2007*

Meridian Growth Fund included in SmartMoney Magazine's "The 35 Best Mutual Funds" – *SmartMoney Magazine February 2007*

Meridian Growth Fund included in Money Magazine's "Money 70: The best mutual funds you can buy" – *Money Magazine January 2007*

Meridian Growth Fund included in Consumer Reports List of Top Funds – *Consumer Reports January 2007*

The 2006 Wall Street Transcript interview with Jamie England

Rick Aster added to Guru Hall of Fame list

The Wall Street Transcript interview with Richard Aster

Meridian Value Fund included in New 'superstar portfolio' strategy – *MarketWatch September 11, 2006*
Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years.

Meridian Growth and Meridian Value Funds included in Money65 list - *Money February 2006*

Meridian Growth Fund included in Kiplinger's TOP 15 Picks - *Kiplinger's Mutual Funds 2006*

Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds - *USA Today March 3, 2006*

Lipper Ranks Meridian Value Fund Number One
(© 2006 REUTERS. Click for Restrictions)

Meridian Value Fund tops list in "SmartMoney Fund Screen/Long-Term Winners"

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Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2010 Meridian Fund, Inc. All rights reserved.